Mail Stop 4561

February 27, 2009

Scott C. Mahan
Vice President, Finance & Operations and
Chief Financial Officer
BSQUARE Corporation
110 110th Avenue NE, Suite 200
Bellevue, WA 98004

> **Re: BSQUARE Corporation**
> **Item 4.02 Form 8-K**
> **File No. 000-27687**

Dear Mr. Mahan:

We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Shannon
Staff Accountant